Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2015	2014	2013	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$622	$561	$526	$535	$572
Portion of rentals representing an interest factor	93	101	121	132	135
Total fixed charges	$715	$662	$647	$667	$707
Earnings available for fixed charges:
Net income	$4,772	$5,180	$4,388	$3,943	$3,292
Equity earnings net of distributions	(63)	(59)	(57)	(55)	(38)
Income taxes	2,884	3,163	2,660	2,375	1,972
Fixed charges	715	662	647	667	707
Earnings available for fixed charges	$8,308	$8,946	$7,638	$6,930	$5,933
Ratio of earnings to fixed charges	11.6	13.5	11.8	10.4	8.4